FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.  NAME AND ADDRESS OF COMPANY

Western Copper and Gold Corporation (the "Company")

15th Floor, 1040 West Georgia Street

Vancouver, BC V6E 4H1

ITEM 2.  DATE OF MATERIAL CHANGE

June 1, 2020

ITEM 3.  NEWS RELEASES

Issued on June 1, 2020, and distributed through the facilities of Canada Newswire and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

ITEM 4.  SUMMARY OF MATERIAL CHANGE

On June 1, 2020, the Company announced the completion of non-brokered private placement offering previously announced on May 11, 2020, and issued 4,000,000 flow-through common shares ("FT Shares") at a price of C$1.12 per FT Share for gross proceeds of C$4,480,000.

ITEM 5.1 FULL DESCRIPTION OF MATERIAL CHANGE

See the Company's news releases dated June 1, 2020 attached as Schedule "A" hereto.

ITEM 5.2 DISCLOSURE ON RESTRUCTURING TRANSACTION

Not applicable.

ITEM 6.  RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.  OMITTED INFORMATION

Not applicable.

ITEM 8. EXECUTIVE OFFICER

Contact: Chris Donaldson, Director, Corporate Development

Telephone: 604-638-2520

ITEM 9. DATE OF REPORT

June 2, 2020

Schedule "A"

News Release dated June 1, 2020

(See attached)

NEWS RELEASE

NOT FOR DISSEMINATION IN THE UNITED STATES OR THROUGH U.S. NEWSWIRE SERVICES

June 1, 2020	Release 07-2020

WESTERN COPPER AND GOLD CLOSES PRIVATE PLACEMENT

VANCOUVER, B.C. Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN; NYSE American: WRN) is pleased to report that it has completed the non-brokered private placement previously announced on May 11, 2020 wherein the Company issued 4,000,000 flow-through common shares (the "FT Shares") at a price of C$1.12 per FT Share to raise aggregate gross proceeds of C$4,480,000.

The gross proceeds received from the sale of the FT Shares will be used solely to incur "Canadian exploration expenses" as defined in subsection 66.1(6) of the Income Tax Act (Canada) on the Company's directly and indirectly held mineral properties at the Casino Project in the Yukon Territory, and renounced to subscribers effective December 31, 2020. Such Canadian exploration expenses will also qualify as "flow-through mining expenditures" as defined in subsection 127(9) of the Income Tax Act (Canada).

The FT Shares are subject to a hold period and may not be traded until October 2, 2020 except as permitted by applicable securities legislation and the rules and policies of the Toronto Stock Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells

President and CEO

Western Copper and Gold Corporation

For more information, please contact:

Chris Donaldson

Director, Corporate Development

604.638.2520 or cdonaldson@westerncopperandgold.com

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements concerning anticipated developments in Western's operations in future periods. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. These forward-looking statements may include, but are not limited to, statements regarding the use of proceeds from the sale of FT Shares. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumptions that the circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; that all regulatory approvals required to complete the Company's planned exploration and development activities will be received in a timely manner and on acceptable terms; that the Company is able to procure personnel, equipment and supplies required for its exploration and development activities in sufficient quantities and on a timely basis; and that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; COVID-19 risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.